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Exhibit 99.1

        CONTACT: Kenneth G. Howling
Vice President, Finance and Corporate Affairs
(905) 286-3000

BIOVAIL TO HOST INVESTOR EVENT IN TORONTO

TORONTO, Canada, June 20, 2005 — Biovail Corporation (NYSE, TSX: BVF) will host an Investor Event on Tuesday, June 28, 2005 at the TSX Broadcast & Conference Centre in Toronto, located at street level in The Exchange Tower, 130 King Street West, on the northeast corner of King and York Streets. The Event will follow the Company's Annual & Special Meeting and is scheduled to run from 12:00 pm to 4:30 pm (EDT).

Senior management members from various functional areas will provide an overview of Biovail's business. The Event will also include a review of the Company's new Strategic Plan and an update on its product-development activities.

Due to space limitations, investors interested in attending must register either by calling Investor Relations at (905) 286-3000, or by e-mailing ir@biovail.com. Should participation exceed the seating capacity of the TSX Broadcast & Conference Centre, monitors will be available in the lobby. In addition, a live and archived web cast of the Event, including presentation slides, will be available at www.biovail.com.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the company's Web site at www.biovail.com.

For further information, please contact Ken Howling at 905-286-3000 or send inquiries to ir@biovail.com.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not necessarily limited to, risks and uncertainties, including the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Ontario Securities Commission. Biovail undertakes no obligation to update or revise any forward-looking statement.

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BIOVAIL TO HOST INVESTOR EVENT IN TORONTO